

January 28, 2014

Via E-Mail
Richard Palmer
Chief Financial Officer
Global Clean Energy Holdings, Inc.
100 West Broadway, Suite 650
Long Beach, California 90802

>   Re: **Global Clean Energy Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 29, 2013**
>   **Form 10-Q for the Quarter Ended September 30, 2013**
>   **Filed November 7, 2013**
>   **Form 8-K furnished May 30, 2013**
>   **File No. 000-12627**

Dear Mr. Palmer:

        We have reviewed your response letter dated December 31, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated as in comment 13) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 27

1. We note from your response to our prior comment 1 that you have proposed to revise your disclosure in the Critical Accounting Policies section of MD&A in the future to include a discussion of your policy and methods for performing impairment analysis' on these assets. However, we do not believe that your proposed disclosure is adequate in

that it does not include disclosure regarding the nature of the assumptions underlying the discounted and undiscounted cash flow analysis. We also believe it would be helpful to discuss the sensitivity of those estimates or assumptions to deviations of actual results from management's assumptions, or the type of risks that may affect the result of your impairment analysis. Please revise accordingly. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Notes to the Financial Statements

Note 1. History and Basis of Presentation, page F-8
Principles of Consolidation, page F-8

2. We note from your response to our prior comment 3 that your analysis concluded that you are the primary beneficiary of GCE Mexico, and its Mexican subsidiaries. However, we do not believe that your disclosure in the notes to the financial statements appropriately discloses your methodology for determining why you are considered the primary beneficiary of these entities as required by ASC 810-10-50-12a. Please revise accordingly. As part of your revised disclosures, please ensure that your financial statements explain why you believe that the Company will receive the largest share of these entities future profits on a long-term basis as you have explained in your prior correspondence with the staff.

Note 4. Investment Held for Sale, page F-15

3. We note from your response to our prior comment 7 that you carried your TAL Investment Held for Sale at the cost value as of December 31, 2012. Please explain to us why you believe that your accounting for this investment was appropriate and in accordance with ASC 360-10-35-43. As part of your response, please tell us if the cost value was less than fair value less cost to sell. Additionally, if cost was lower than the estimated fair value less costs to sell at December 31, 2012, please explain why the Company recognized a loss of $179,406 when this investment was sold in May 2013.

Form 10-Q for the Quarter Ended September 30, 2013

Statements of Operations

4. We note from your response to our prior comment 10 that the Belizean land was no longer being used in operations and the loss from sale should not be included in the operations loss. However, we believe that under the guidance in ASC 360-10-45, unless it meets the criteria for a component of an entity and is presented as discontinued operations, we believe that the loss from the sale should be presented as part of operating loss. See ASC 360-10-45-5. Please revise accordingly.

5. Also, we note from your response to our prior comment that the loss from sale of investment held for sale is a separate line item and is not being included in the gain on debt extinguishment. Please tell us the amount of the gain on debt extinguishment that was recognized in the statement of operations for the nine months ended September 30, 2013 related to the sale of the land related to TAL, and tell us the line item in the statement of operations where this gain is recognized. Please note that your disclosure in Note 3 indicates that the related gain on forgiveness is included in Loss on Sale of Investment Held for Sale on the statement of operations. Please advise and revise accordingly.

Report on Form 8-K/A dated March 12, 2013 filed May 30, 2013
Exhibit 23.1

6. We note that the consent of the independent registered public accounting firm included as exhibit 23.1 to your report on Form 8-K is dated March 31, 2013 and is dated prior to the date of the related audit report which is dated May 28, 2013. Please note that the consent should be dated as of a date on or after the date of the related audit report for which it is provided and in any event no later than 30 days from the filing date of the report on Form 8-K. Please revise to include an appropriately dated consent of the independent registered public accounting firm as an exhibit to your report on Form 8-K.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief